ALLOTMENT AND ISSUE OF SHARES AND OPTIONS

Perth October 23rd 2009

The Directors of Samson Oil & Gas Limited (“Samson”) advise that today 23 October 2009 they have allotted 8,000,000 ordinary fully paid shares at an issue price of 1.2 cents per share together with 800,000 free attaching options being part of the shortfall to the Company’s recently closed rights issue, pursuant to a prospectus dated 2 September 2009.

In accordance with the Prospectus and under the terms of an Underwriting Agreement, the Directors have issued 70,281,484 options to the Underwriter of the issue, Patersons Securities Limited or its nominees.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

DENIS RAKICH
Company Secretary